UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces its results for the six-month period ended on June 30, 2011.

Buenos Aires, August 11, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP) (“Pampa” or the “Company”), the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces today its results corresponding to the six-month period ended June 30, 2011. All figures are stated in Argentine pesos and have been prepared in accordance with Argentine GAAP.

Highlights for the Six-month Period ended June 30, 2011

Consolidated net sales of AR$3,264.5 million, 43.6% greater than the AR$2,273.7 million for the same period of 2010, mainly due to increases of 41.0% (AR$431.2 million) in generation, 12.9% (AR$17.3 million) in transmission, 48.6% (AR$529.7 million) in distribution and AR$13.5 million in holding and others.

Adjusted Consolidated EBITDA1 of AR$530.8 million, 4.2% higher than in the same period of 2010, mainly due to increases of 4.7% (AR$2.7 million) in transmission, and of 6.8% (AR$21.6 million) in distribution, and to minor losses in holding and others (AR$2.9 million), which were partially offset by a 3.9% (AR$5.7 million) reduction in generation.

Consolidated net loss of AR$80.9 million, compared to a net loss of AR$82.0 for the same period of 2010.

1 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections. For more information, please refer to section 5 of the complete Earnings Release.

Highlights for the Second Quarter of 2011

The financial information presented in this document for the quarters ended June 30, 2011 and 2010 is derived from the unaudited financial statements prepared in accordance with Argentine GAAP for the six-month periods ended June 30, 2011 and 2010 and the three-month periods ended March 31, 2011 and 2010, respectively.

Consolidated net sales of AR$1,689.0 million for the second quarter of 2011, 36.9% higher than the AR$1,233.5 million for the same period of 2010, mainly due to an increase in net sales of 6.1% (AR$39.8 million) in the generation segment, of 15.5% (AR$10.0 million) in the transmission segment, of 76.2% (AR$394.3 million) in the distribution segment, and of AR$10.7 million in the holding and others segment.

Adjusted Consolidated EBITDA2 of AR$223.4 million, 14.9% lower than the AR$262.4 million from the same period of 2010, mainly due to a reduction of 43.9% (AR$33.7 million) in generation and of 6.5% (AR$10.9 million) in distribution, partially offset by a 5.1% (AR$1.3 million) increase in transmission and minor losses of AR$4.4 million in holding and others.

Consolidated Net Loss of AR$95.9 million in the second quarter of 2011, compared to a consolidated net loss of AR$87.2 million for the same period of 2010

2 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections. For more information, please refer to section 5 of the complete Earnings Release.

Consolidated Balance Sheet (AR$)

(For the six-month period ended June 30, 2011, and for the fiscal year ended December 31, 2010, in Argentine Pesos.)

	As of 06.30.11	As of 12.31.10		As of 06.30.11	As of 12.31.10
ASSETS			LIABILITIES
Cash and banks	243.0	208.7	Accounts payable	865.5	651.1
Short-term Investments	442.6	961.5	Financial debt	1,386.7	668.3
Trade receivables, net	1,116.9	793.4	Salaries and social security payable	279.2	237.1
Other receivables, net	300.3	328.0	Tax payable	230.5	171.3
Inventories	33.5	29.7	Other liabilities	163.0	53.4
Other assets	128.9	128.1	Provisions	81.2	58.0
Total current assets	2,265.3	2,449.4	Total current liabilities	3,006.1	1,839.2
Trade receivables	216.3	237.1	Accounts payable	83.2	78.1
Long-term Investments	656.3	0.5	Financial debt	2,525.1	1,994.6
Other receivables, net	401.6	240.9	Salaries and social security payable	88.0	70.7
Inventories	0.2	0.6	Taxes payable	668.2	575.6
Fixed assets, net	8,561.3	6,563.2	Other payables	1,153.1	985.1
Intangible assets, net	295.8	268.2	Provisions	14.6	11.3
Other assets	78.9	90.3	Total non-current liabilities	4,532.2	3,715.3
Sub-total non-current assets	10,210.4	7,400.8	Total liabilities	7,538.3	5,554.5

Goodwill, net	18.0	572.7	MINORITY INTEREST	1,750.8	1,587.5

Total non-current assets	10,228.4	7,973.5	SHAREHOLDERS EQUITY	3,204.6	3,281.0
			Total liabilities, minority interest
Total assets	12,493.7	10,422.9	and shareholders equity	12,493.7	10,422.9

Consolidated Income Statement (AR$)
(For the six-months periods ended June 30, 2011 and June 30, 2010, and for the second quarters ended June 30, 2011 and June 30, 2010, in Argentine Pesos.)

The financial information presented in this document for the quarters ended June 30, 2011 and 2010 is derived from the unaudited financial statements prepared in accordance with Argentine GAAP for the six-month periods ended June 30, 2011 and 2010 and the three-month periods ended March 31, 2011 and 2010, respectively.

	1st Half		2nd Quarter
	2011	2010	2011	2010
Sales revenue	3,264.5	2,273.7	1,689.0	1,233.5
Cost of sales	(2,683.4)	(1,818.9)	(1,423.3)	(1,018.8)
Gross profit	581.0	454.9	265.7	214.7
Selling expenses	(179.4)	(100.9)	(116.7)	(50.6)
Administrative expenses	(252.4)	(163.7)	(142.1)	(83.7)
Goodwill amortization	(3.4)	(10.0)	0.2	(5.0)
Operating income	145.9	180.3	7.1	75.4
Share of profit from associates	(1.5)	-	(1.5)	-
Financial and holding results generated by assets:
Interest income	29.2	18.8	16.2	12.2
Taxes and commissions	(49.7)	(28.3)	(31.4)	(15.9)
Foreign currency exchange difference	23.6	19.9	3.5	2.7
Result of receivables measured at present value	0.7	10.0	0.6	1.9
Holding results of financial assets	(9.0)	(7.9)	9.8	6.9
Impairment of investments	-	(77.9)	-	(77.9)
Impairment of fixed assets and other assets	-	(0.4)	-	-
Other financial results	0.5	2.8	0.1	(1.6)
Sub-total	(4.7)	(63.0)	(1.2)	(71.7)
Financial and holding results generated by liabilities:
Interest expense	(203.0)	(87.1)	(111.7)	(45.7)
Foreign currency exchange difference	(87.1)	(47.9)	(42.6)	(4.2)
Financial debt repurchase results	(17.2)	11.9	0.0	0.8
Financial debt present value	(2.8)	(2.6)	-	-
Other financial results	(9.2)	(5.0)	(3.9)	(5.9)
Sub-total	(319.3)	(130.8)	(158.2)	(54.9)
Total financial and holding results, net	(324.0)	(193.8)	(159.4)	(126.6)
Other income and expenses, net	38.5	0.2	(16.7)	(5.3)
Income before income taxes and minority interest	(141.0)	(13.3)	(170.5)	(56.5)
Income tax	33.5	(53.5)	48.4	(26.8)
Minority interest	26.7	(15.1)	26.1	(3.8)
Net income	(80.9)	(82.0)	(95.9)	(87.2)
Basic income per share	(0.0615)	(0.0624)	(0.0730)	(0.0663)
Diluted income per share	(0.0526)	(0.0561)	(0.0624)	(0.0597)

FOR THE FULL VERSION OF THIS RESULTS REPORT, PLEASE VISIT
http://www.pampaenergia.com/ir.

Conference Call Information

     There will be a conference call to discuss Pampa’s second quarter 2011 results on Friday, August 12, 2011 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía and dial-in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

In addition to the audio file in the website, a replay of the conference call through telephone is available dialing +1 (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10001990. This recording will be available one hour after the finalization of the conference call and through August 22, 2011.

For further information, contact:

Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations – Special Projects
3302 Ortiz de Ocampo, Building #4
(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina
Phone: 5411 4809 9500
http://www.pampaenergia.com/ir
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.